Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Myriad Genetics, Inc. for the registration of its common stock, preferred stock, depository shares, debt securities, and warrants and to the incorporation by reference therein of our reports dated February 24, 2026, with respect to the consolidated financial statements of Myriad Genetics, Inc., and the effectiveness of internal control over financial reporting of Myriad Genetics, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Salt Lake City, Utah
February 24, 2026